Exhibit 99.3

GIGAMEDIA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2014

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(With Reports of Independent Registered Public Accounting Firms Thereon)

GIGAMEDIA LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

GigaMedia Limited:

We have audited the accompanying consolidated balance sheets of GigaMedia Limited and subsidiaries (the “Company”) as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of GigaMedia Limited and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/S/ KPMG

Taipei, Taiwan (the Republic of China)

April 28, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

GigaMedia Limited

We have audited the accompanying consolidated statements of operations, comprehensive loss, changes in equity and cash flows of GigaMedia Limited and subsidiaries (the “Company”) for the year ended December 31, 2012. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of GigaMedia Limited and subsidiaries for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ GHP Horwath, P.C.

Denver, Colorado

April 30, 2013

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2014

(in thousands of US dollars)

	December 31
	2013	2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 10)	$58,801	$50,640
Marketable securities - current (Note 11)	21,460	29,340
Accounts receivable - net (Note 12)	2,027	1,298
Prepaid expenses	750	564
Restricted cash (Notes 10 and 16)	—	8,991
Other current assets (Notes 13 and 25)	293	325

Total Current Assets	83,331	91,158

Marketable debt securities - noncurrent (Note 14)	6,048	4,744

Equity investments (Note 15)	5,822	5,781

PROPERTY, PLANT AND EQUIPMENT
Land and buildings	1,211	1,141
Information and communication equipment	4,082	3,903
Office furniture and fixtures	184	176
Leasehold improvements	122	123
Other	—	72

	5,599	5,415
Less: Accumulated depreciation and amortization	(3,922)	(3,752)

	1,677	1,663

INTANGIBLE ASSETS - NET (Note 7)	1,461	222

OTHER ASSETS
Refundable deposits	306	302
Prepaid licensing and royalty fees (Note 8)	4,666	4,383
Other (Note 19)	10	51

Total Other Assets	4,982	4,736

TOTAL ASSETS	$103,321	$108,304

(Continued)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - (Continued)

DECEMBER 31, 2013 AND 2014

(in thousands of US dollars, except share data)

	December 31
	2013	2014
LIABILITIES & EQUITY
CURRENT LIABILITIES
Short-term borrowings (Note 16)	$4,361	$18,641
Accounts payable	1,178	771
Accrued compensation	380	796
Accrued expenses (Note 17)	2,617	3,465
Deferred revenue	2,441	1,946
Other current liabilities (Note 18)	3,862	1,718

Total Current Liabilities	14,839	27,337

OTHER LIABILITIES
Accrued pension liabilities (Note 19)	170	—
Other (Notes 20 and 25)	11	1,938

Total Other Liabilities	181	1,938

Total Liabilities	15,020	29,275

EQUITY (Note 22)
GigaMedia Shareholders’ Equity:
Common shares, no par value, and additional paid-in capital; issued and outstanding 50,723 thousand shares in 2013 and 55,262 thousand shares in 2014	305,072	308,682
Accumulated deficit	(213,021)	(218,176)
Accumulated other comprehensive loss	(3,603)	(11,487)

Total GigaMedia shareholders’ equity	88,448	79,019

Noncontrolling interest	(147)	10

Total Equity	88,301	79,029

COMMITMENTS AND CONTINGENCIES (Note 27)	—	—
TOTAL LIABILITIES AND EQUITY	$103,321	$108,304

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in thousands of US dollars, except for earnings per share amounts)

	2012	2013	2014
OPERATING REVENUES
Asian online game and service revenues	$27,470	$14,106	$8,199
Other revenues	—	926	1,580

	27,470	15,032	9,779

COSTS OF REVENUES
Cost of Asian online game and service revenues	(11,388)	(6,425)	(6,010)
Cost of other revenues	—	(1,159)	(1,825)

	(11,388)	(7,584)	(7,835)

GROSS PROFIT	16,082	7,448	1,944

OPERATING EXPENSES
Product development and engineering expenses	(1,471)	(1,698)	(892)
Selling and marketing expenses	(8,377)	(4,815)	(6,708)
General and administrative expenses	(13,384)	(6,324)	(6,378)
Bad debt expense (Note 12)	(169)	(37)	(37)
Impairment loss on property, plant and equipment (Note 9)	—	—	(28)
Impairment loss on goodwill (Notes 6 and 9)	(12,489)	(17,054)	—
Impairment loss on intangible assets (Note 9)	(15)	(13,251)	(115)
Impairment loss on prepaid licensing and royalty fees (Notes 8 and 9)	(702)	(2,752)	(1,259)
Other	(49)	(4)	—

	(36,656)	(45,935)	(15,417)

LOSS FROM OPERATIONS	(20,574)	(38,487)	(13,473)

NON-OPERATING INCOME (EXPENSES)
Interest income	283	238	682
Gain on sales of marketable debt securities (Notes 11 and 14)	5,665	1,739	8,621
Interest expense	(247)	(49)	(243)
Foreign exchange gain (loss), net	434	45	(556)
Equity in net earnings (losses) on equity investments - net (Note 15)	234	526	(531)
Impairment loss on marketable debt securities and investments (Note 9)	(1,193)	—	—
Gain on sale of equity method investments (Note 5)	2,480	1,220	—
Other	(7)	86	437

	7,649	3,805	8,410

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(12,925)	(34,682)	(5,063)
INCOME TAX (EXPENSE) BENEFIT (Note 25)	(671)	(61)	73

LOSS FROM CONTINUING OPERATIONS	(13,596)	(34,743)	(4,990)
LOSS FROM DISCONTINUED OPERATIONS - NET OF TAX (Note 5)	(2,521)	(318)	—

NET LOSS	(16,117)	(35,061)	(4,990)
LESS: NET LOSS (INCOME) ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	827	281	(165)

NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA	($15,290)	($34,780)	($5,155)

NET LOSS ATTRIBUTABLE TO SHAREHOLDERS OF GIGAMEDIA
Loss from continuing operations - net of tax	($12,769)	($34,462)	($5,155)
Loss from discontinued operations - net of tax	(2,521)	(318)	—

	($15,290)	($34,780)	($5,155)

LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA
Basic:
Loss from continuing operations	($0.25)	($0.68)	($0.10)
Loss from discontinued operations	(0.05)	(0.01)	—

Net loss	($0.30)	($0.69)	($0.10)

Diluted:
Loss from continuing operations	($0.25)	($0.68)	($0.10)
Loss from discontinued operations	(0.05)	(0.01)	—

Net loss	($0.30)	($0.69)	($0.10)

WEIGHTED AVERAGE SHARES USED TO COMPUTE LOSS PER SHARE ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS (Note 2)
Basic	50,720	50,720	53,927

Diluted	50,720	50,720	53,927

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in thousands of US dollars)

	2012	2013	2014
NET LOSS	($16,117)	($35,061)	($4,990)
OTHER COMPREHENSIVE INCOME (LOSS) - NET OF TAX:
Unrealized gain (loss) on marketable debt securities	(24,004)	4,698	(7,715)
Defined benefit pension plan adjustment	(323)	15	—
Foreign currency translation adjustments	1,814	57	(171)
Deconsolidation of subsidiaries	2,799	—	—

	($19,714)	4,770	(7,886)

COMPREHENSIVE LOSS	(35,831)	(30,291)	(12,876)
COMPREHENSIVE (INCOME) LOSS ATTRIBUTABLE TO THE NONCONTROLLING INTERESTS	(2,189)	287	(163)

COMPREHENSIVE LOSS ATTRIBUTABLE TO GIGAMEDIA SHAREHOLDERS	($38,020)	($30,004)	($13,039)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in thousands of US dollars and shares, except per share amounts)

	GIGAMEDIA SHAREHOLDERS
	Common shares and additional paid-in capital		Accumulated	Accumulated other comprehensive	Noncontrolling
	Shares	Amount	deficit (Note 22)	income (loss)	interest	Total
Balance as of January 1, 2012	50,720	$304,672	($162,951)	14,351	($2,996)	$153,076
Stock-based compensation	—	179	—	—	—	179
Reversal of cumulative dividend to subsidiary preferred shares (Note 21)	—	—	—	—	469	469
Net loss	—	—	(15,290)	—	(827)	(16,117)
Other comprehensive income (loss)	—	—	—	(22,730)	3,016	(19,714)

Balance as of December 31, 2012	50,720	304,851	(178,241)	(8,379)	(338)	117,893
Issuance of common shares from exercise of stock options and RSUs	3	2	—	—	—	2
Stock-based compensation	—	219	—	—	—	219
Acquisition of FingerRockz	—	—	—	—	478	478
Net loss	—	—	(34,780)	—	(281)	(35,061)
Other comprehensive income (loss)	—	—	—	4,776	(6)	4,770

Balance as of December 31, 2013	50,723	305,072	(213,021)	(3,603)	(147)	88,301
Issuance of common shares from exercise of stock options and RSUs	4,539	3,593	—	—	—	3,593
Stock-based compensation	—	17	—	—	—	17
Liquidation of Dragongate Enterprises Ltd.					(6)	(6)
Net income (loss)	—	—	(5,155)	—	165	(4,990)
Other comprehensive loss	—	—	—	(7,884)	(2)	(7,886)

Balance as of December 31, 2014	55,262	$308,682	($218,176)	($11,487)	10	$79,029

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in thousands of US dollars)

	2012	2013	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(16,117)	($35,061)	($4,990)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,224	408	306
Amortization	2,204	1,907	1,211
Stock-based compensation	179	219	21
Gain on sales of equity method investments	(2,480)	(1,220)	—
Impairment loss on property, plant and equipment	—	—	28
Impairment losses on goodwill	12,489	17,054	—
Impairment losses on intangible assets	15	13,251	115
Impairment losses on prepaid licensing and royalty fees	702	2,752	1,259
Provision for bad debt expenses	169	37	37
Losses (gains) on disposals of property, plant and equipment	208	4	(2)
Gains on sales of marketable securities	(5,665)	(1,739)	(8,621)
Equity in net (earnings) losses on equity investments - net	(234)	(526)	531
Impairment losses on marketable securities and investments	1,193	—	—
Other	377	(141)	(306)
Net changes in operating assets and liabilities, net of business acquisitions and divestitures:
Accounts receivable	1,537	767	692
Prepaid expenses	755	52	186
Other current assets	(174)	708	(260)
Accounts payable	(515)	854	(407)
Accrued expenses	(59)	(2,223)	848
Accrued compensation	(831)	(853)	416
Other current liabilities	(467)	(1,017)	(711)
Accrued pension liabilities / Prepaid pension assets	110	(111)	(215)
Prepaid licensing and royalty fees	(2,397)	1,026	(976)
Other	454	(453)	—

Net cash used in operating activities	(7,323)	(4,305)	(10,838)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in restricted cash	3,694	—	(8,991)
Cash dividends received from investees	—	—	247
Proceeds from disposals of marketable debt securities	8,610	3,419	18,692
Divestiture of business, net of cash transferred	(1,308)	—	—
Purchases of property, plant and equipment	(429)	(225)	(420)
Proceeds from disposals of property, plant and equipment	76	35	2
Proceeds from disposals of businesses, net of transaction costs	1,735	3,258	—
Purchases of marketable debt securities	—	(2,460)	(6,490)
Purchase of equity investments	—	—	(19,552)
Purchases of intangible assets	(1,679)	(1,227)	(110)
Acquisitions, net of cash acquired	—	73	—
Decrease (increase) in refundable deposits	428	86	3
Other	(10)	(5)	(7)

Net cash provided by (used in) investing activities	11,117	2,954	(16,626)

(Continued)

GIGAMEDIA LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in thousands of US dollars)

	2012	2013	2014
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from (repayments of) short-term borrowings	(4,348)	(3,146)	15,232
Cash received from the exercise of stock options	—	2	3,593

Net cash provided by (used in) financing activities	(4,348)	(3,144)	18,825

Net foreign currency exchange differences on cash and cash equivalents	(712)	565	478

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,266)	(3,930)	(8,161)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	63,997	62,731	58,801

CASH AND CASH EQUIVALENTS AT END OF YEAR	$62,731	$58,801	$50,640

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$248	$53	$237

Income tax paid (refunded) during the year	$121	($285)	($84)

The accompanying notes are an integral part of these consolidated financial statements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2012, 2013 AND 2014

NOTE 1. Principal Activities, Basis of Presentation, and Summary of Significant Accounting Policies

(a) Principal Activities

GigaMedia Limited (referred to hereinafter as GigaMedia, our Company, we, us, or our) is a diversified provider of online and mobile games and cloud computing services, with headquarters in Taipei, Taiwan.

Our Asian online game and service business operates a suite of play-for-fun online games and provides related services, mainly targeting online and mobile game players across Asia, including Greater China and Southeast Asia.

We began developing a new cloud computing business in the second half of 2012. The cloud business aims at providing an integrated platform of services and tools for medium-to-larger enterprises in Greater China to increase flexibility, efficiency and competitiveness, as well as in bidding for government contracts in Taiwan. We launched the business in April 2013.

In July 2012 we sold a non-controlling interest we held in an online gaming software and service business to BetClic Everest Group (“BEG”). (See Note 5, “Divestitures”, for additional information.) Prior to the disposal, through our equity investment, the gaming software and service business offered software solutions for online gaming, which was licensed under a software license and support service contract.

(b) Basis of Presentation

The accompanying consolidated financial statements of our Company have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Following the completion of the sale of 60 percent interest in our gaming software and service business in April 2010, we deconsolidated the results of the gaming software and service business and began accounting for the remaining interest under the equity method of accounting until the closing of the disposal transaction in July 2012 when we sold our remaining ownership. (See Note 5, “Divestitures”, for additional information.)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”), a wholly-owned subsidiary, and Shanghai JIDI Network Technology Co., Ltd. (“Shanghai JIDI”), a variable-interest entity controlled through a series of contractual arrangements. Therefore the results of these entities are reported as discontinued operations for all periods presented. (See Note 5, “Divestitures”, for additional information.)

(c) Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of GigaMedia and subsidiaries after elimination of all significant inter-company accounts and transactions. In addition, the accounts of our Company’s variable-interest entities are included in the consolidated financial statements. (See Note 3, “Variable-Interest Entities”, for additional information.) The accounting policies for other less than majority-owned investments are described in Note 1 below within the paragraphs headed “Marketable Securities” and “Investments”.

Foreign Currency Translation and Transactions

Assets and liabilities denominated in non-U.S. dollars are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Cumulative translation adjustments resulting from this process are charged or credited to other comprehensive income. Gains and losses on foreign currency transactions are included in other income and expenses.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates on historical experience and also on assumptions that it believes are reasonable. Management assesses these estimates on a regular basis; however, actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment; allowances for doubtful accounts; the valuation of deferred tax assets, long-lived assets, inventory, investments and share-based compensation; and accrued pension liabilities, income tax uncertainties and other contingencies.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Revenue Recognition

General

Revenues are recognized when persuasive evidence of an arrangement exists, delivery occurs and the customer takes ownership and assumes risks or services are rendered, the sales price is fixed or determinable and collectability is reasonably assured.

Sales taxes assessed by governmental authorities on our revenue transactions are presented on a net basis and therefore are excluded from revenues in our consolidated financial statements.

Multiple-Element Arrangements

Our Company enters into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific accounting guidance, whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue.

Asian Online Game and Service Revenues

Online game revenues are earned through the sale of online game points, prepaid cards, game packs, through the sublicensing of certain games to distributors and through licensing fee revenues. Virtual online game points are sold to distributors or end-users who can make the payments through credit cards, Internet ATMs or telecommunication service operators. Physical prepaid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognized upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and can no longer be used to access the online games or products in accordance with our published game points expiration policy. Sublicensing revenues from the distributors are recognized based on end-users’ activation to the game system and when the performance obligations have been completed. Licensing fee revenues are recognized when the delivery of licensed products has occurred and the fee is fixed or determinable.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Sales of virtual online game points and licensing fee revenues are reported on a gross basis. In the sales of virtual online game points and game licenses, we act as principal and we have latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to our online game services are recognized as cost of online game revenues. We report sublicensing revenues on a net basis. In the sublicense agreements, we act as agent and the distributors are responsible for the operating and the marketing.

Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of our Company’s websites and online game platforms over a stated period of time. Service revenues from online advertising arrangements are recognized ratably over the period of the contract when the collectability is reasonably assured.

Cloud Product and Service Revenues

Cloud service revenues are related to cloud computing services provided by our Company. Revenues are recorded net of discounts. Cloud service revenues are recognized upon acceptance for project services provided, or for the period of time for which we provide services to the customer. Customers of subscriptions have a choice of paying either monthly or in advance for a certain period of time, for which they receive corresponding discounts. Our Company records any such advanced payment receipts as other current liabilities and amortizes such revenues over the subscription period.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Revenues from the sales of equipment and other related products are recognized upon acceptance.

Deferred Revenues

Deferred revenues consist mainly of the prepaid income related to our Asian online game and service business. Deferred revenue represents proceeds received relating to the sale of game points and in-game items which are activated or charged to the respective player game account by players, but which have not been consumed by the players or expired. Deferred revenue is credited to profit or loss when the game points and in-game items are consumed or expired. Pursuant to relevant new requirements in Taiwan, cash totaling $1.5 million as of December 31, 2014, has been deposited in an escrow account in a bank as a performance bond for the players’ game points, and is included within restricted cash in the consolidated balance sheets.

Prepaid Licensing and Royalty Fees

Our Company, through our subsidiaries, routinely enters into agreements with licensors to acquire licenses for using, marketing, distributing, selling and publishing multi-player online games.

Prepaid licensing fees paid to licensors are amortized on a straight-line basis over the shorter of the estimated useful economic life of the relevant online game or license period, which is usually within two to five years. The annual amortization is modified if the amount computed on the ratio of current gross revenues for a game license over the total of current and anticipated future gross revenues for that game license is greater than the amount computed using the straight-line method.

Prepaid royalty fees and related costs are initially deferred when paid to licensors and amortized as operating costs based on certain percentage of revenues generated by the licensee from operating the related online game in the specific country or region over the contract period.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Fair Value Measurements

Our Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Our Company generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available; otherwise we apply appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating adjusted available market discount rate information and our Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows. (See Note 9, “Fair Value Measurements”, for additional information.)

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and so near to their maturity that they present relatively insignificant risk from changes in interest rates. Commercial paper, negotiable certificates of deposit, time deposits and bank acceptances with original maturities of three months or less are considered to be cash equivalents. Pledged time deposits are excluded from cash and cash equivalents for purposes of the consolidated statements of cash flows.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Marketable Securities

Our Company’s investments in marketable securities are classified either as available-for-sale or trading. For the marketable securities classified as available-for-sale, the investments are stated at fair value with any unrealized gains or losses reported in accumulated other comprehensive income (loss) within equity until realized. For the marketable security classified as trading, we recognize the changes of the fair value of the investment in our consolidated statements of operations.

Other-than-temporary impairments, if any, are charged to non-operating expense in the period in which the loss occurs. In determining whether an other-than-temporary impairment has occurred, our Company primarily considers, among other factors, the length of the time and the extent to which the fair value of an investment has been at a value less than cost. When an other-than-temporary loss is recognized, the fair value of the investment becomes the new cost basis of the investment and is not adjusted for subsequent recoveries in fair value. Realized gains and losses also are included in non-operating income and expense in the consolidated statements of operations. (See Note 9, “Fair Value Measurements”, for additional information.)

Investments

Equity investments in non-publicly traded securities of companies over which our Company has no ability to exercise significant influence are accounted for under the cost method.

For equity investments accounted for as available-for-sale or trading, cash dividends are recognized as investment income. Stock dividends are recognized as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

For equity investments accounted under equity method, stock dividends received from investees as a result of appropriation of net earnings and additional paid-in capital are recognized as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the weighted-average method. Cash dividends are accounted for as a reduction to the carrying value of the investment.

Equity investments in companies over which our Company has the ability to exercise significant influence but does not hold a controlling financial interest are accounted for under the equity method. We recognize our share of the earnings or losses of the investee. Under the equity method, the difference between the cost of the acquisition and our Company’s share of the fair value of the net identifiable assets is recognized as goodwill and is included in the carrying amount of the investment. When our Company’s carrying value in an equity method investee is reduced to zero, no further losses are recorded in our consolidated financial statements unless our Company guaranteed obligations of the investee or has committed to additional funding. When the investee subsequently reports income, our Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

Unrealized losses that are considered other-than-temporary, if any, are charged to non-operating expenses. Realized gains and losses, measured against carrying amount, are also included in non-operating income and expenses. (See Note 9, “Fair Value Measurements”, for additional information.)

Receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. Our Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and our customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over useful lives that correspond to categories as follows:

Categories	Years
Buildings	50
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 5
Leasehold improvements	3 to 5

Leasehold improvements are amortized over the shorter of the term of the lease or the economic useful life of the assets. Improvements and replacements are capitalized and depreciated over their estimated useful lives, while ordinary repairs and maintenance are expensed as incurred.

We have entered into agreements to lease certain of our Company’s land and buildings to a third party under operating leases, which were renewed in September and October 2013, and which expire no later than September 2016. As of December 31, 2013 and 2014, the carrying amount of the land and buildings under lease was $1.2 million and $1.1 million, respectively. The rental income under the operating lease amounted to $74 thousand, $74 thousand and $73 thousand for 2012, 2013 and 2014, respectively. The minimum rental income to be received under this operating lease is $124 thousand through September 2016.

Business Acquisitions

Our Company accounts for its business acquisitions using the acquisition method. Under this method, our Company recognizes and measures the identifiable assets acquired, the liabilities assumed and any noncontrolling interest at their acquisition-date fair values, with limited exceptions. Acquisition-related costs are generally expensed as incurred.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Intangible Assets and Goodwill

Intangible assets with finite lives are amortized by the straight-line method over their estimated useful lives, ranging from half a year to nine years. Intangible assets with indefinite useful lives are not amortized. Goodwill is not amortized.

Impairment of Intangible Assets, Goodwill and Long-Lived Assets

Goodwill is reviewed for impairment annually or sooner when circumstances indicate an impairment may exist, using a fair-value approach at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment (the “component” level) if discrete financial information is prepared and regularly reviewed by management at the segment level. Components are aggregated as a single reporting unit if they have similar economic characteristics. In connection with our goodwill impairment test, we first assess qualitative factors as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

Intangible assets with indefinite useful lives are tested for impairment at the reporting unit level, at least annually, or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future discounted cash flows. Impairment is measured as the difference between the carrying amounts and the fair value of the assets, and is recognized as a loss from operations. In connection with our impairment test for the intangible assets with indefinite useful lives, we first assess qualitative factors as a basis for determining whether it is necessary to perform the quantitative impairment test.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Long-lived assets other than goodwill and intangible assets not being amortized are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable from its related future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the extent to which the carrying amount of the assets exceeds the fair value of the assets. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value, and is recognized as a loss from operations. (See Note 9, “Fair Value Measurements”, for additional information.)

Software Cost

Costs to develop our Asian online game products are capitalized after technological feasibility has been established, and when the product is available for general release to customers, costs are expensed. Costs incurred prior to the establishment of technological feasibility are expensed when incurred and are included in product development and engineering expenses. Capitalized amounts are amortized using the straight-line method, which is applied over the estimated useful economic life of the software, ranging from half a year to three years. The annual amortization is modified if the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product is greater than the amount computed using the straight-line method.

We capitalize certain costs incurred to purchase or to internally create and implement internal-use computer software, which includes software coding, installation, testing and certain data conversion. These capitalized costs are amortized on a straight-line basis over the shorter of the useful economic life of the software or its contractual license period, which is typically three years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Product Development and Engineering

Product development and engineering expenses primarily consist of research compensation, depreciation and amortization, and are expensed as incurred.

Advertising

Direct-response advertising costs incurred in relation to the acquisition or origination of a customer relationship are capitalized and deferred. The deferred costs are recognized as expense in the consolidated statements of operations over the estimated lives of customer relationships. Costs of broadcast advertising are recorded as expenses as advertising airtime is used. Other advertising expenditures are expensed as incurred.

Advertising expenses incurred in 2012, 2013 and 2014 totaled $3.2 million, $676 thousand and $888 thousand, respectively. As of December 31, 2013 and 2014, prepaid advertising amounted to $1 thousand and $12 thousand, respectively.

Leases

Leases for which substantially all of the risks and rewards of ownership remain with the leasing company are accounted for as operating leases. Payments made under operating leases, net of any incentives received by our Company from the leasing company, are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Assets held under capital leases are recognized as assets of our Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a lease obligation. Lease payments are apportioned between finance charges and a reduction of the lease obligation in order to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Share-Based Compensation

Share-based compensation represents the cost related to share-based awards granted to employees. We measure share-based compensation cost at the grant date, based on the estimated fair value of the award. Share-based compensation is recognized for the portion of the award that is ultimately expected to vest, and the cost is amortized on a straight-line basis (net of estimated forfeitures) over the vesting period. Our Company estimates the fair value of stock options using the Black-Scholes valuation model. The cost is recorded in operating costs and operating expenses in the consolidated statements of operations based on the employees’ respective function.

For shares and stock options granted to non-employees, we measure the fair value of the equity instruments granted at the earlier of the performance commitment date or when the performance is completed.

Retirement Plan and Net Periodic Pension Cost

Under our defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortization of unrecognized net transition obligation and gains or losses on plan assets, is recognized based on an actuarial valuation report. We recognize the funded status of pension plans and non-pension post-retirement benefit plans (retirement-related benefit plans) as an asset or a liability in the consolidated balance sheets.

Under our defined contribution pension plans, net periodic pension cost is recognized as incurred.

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities. We recognize the investment tax credit associated with the purchase of intangible assets and technology, research and development expenditures, employee compensation and certain equity investments using the flow-through method. Deferred tax assets and liabilities are measured using the enacted tax rate and laws that will be in effect when the related temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount that will more-likely-than-not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

In addition, we recognize the financial statement impact of a tax position when it is more-likely-than-not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is measured at the largest amount that is greater than a 50 percent likely of being realized upon settlement. Interest and penalties on an underpayment of income taxes are reflected as income tax expense in the consolidated financial statements.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares, composed of incremental common shares issuable upon the exercise of warrants and options in all periods, are included in the computation of diluted earnings (loss) per share to the extent such shares are dilutive. Diluted earnings (loss) per share also takes into consideration the effect of dilutive securities issued by subsidiaries. In a period in which a loss is incurred, only the weighted average number of common shares issued and outstanding is used to compute the diluted loss per share, as the inclusion of potential common shares would be anti-dilutive. Therefore, for the years ended December 31, 2012, 2013 and 2014, basic and diluted loss per share are the same.

Noncontrolling Interest

Noncontrolling interest in the equity of a subsidiary is accounted for and reported as equity. Changes in our Company’s ownership interest in a subsidiary that do not result in deconsolidation are accounted for as equity transactions. Any retained noncontrolling equity investment upon the deconsolidation of a subsidiary is initially measured at fair value.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Segment Reporting

We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by our Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining our operating segments. Our Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer.

Segment profit and loss is determined on a basis that is consistent with how our Company reports operating income (loss) in its consolidated statements of operations. Our Company does not report segment asset information to the CODM. Consequently, no asset information by segment is presented. There are no intersegment transactions.

Discontinued Operations

Discontinued operations are reported when a component of an entity either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale. Discontinued operations are presented separately in the accompanying consolidated statements of operations and prior period financial statements are revised to present discontinued operations retrospectively.

(d) Recent Accounting Pronouncements Not Yet Adopted

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2016. Our Company will implement the provisions of ASU 2014-09 as of January 1, 2017. We have yet to determine the impact of the new standard on our current policies for revenue recognition.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 2. LOSS PER SHARE

The following table provides a reconciliation of the denominators of the basic and diluted per share computations:

(in thousand shares)	2012	2013	2014
Weighted average number of outstanding shares
Basic	50,720	50,720	53,927
Effect of dilutive securities
Employee share-based compensation	—	—	—

Diluted	50,720	50,720	53,927

Options to purchase 1,444 thousand, 1,149 thousand and 683 thousand shares of common stock were not included in dilutive securities for the years ended December 31, 2012, 2013 and 2014, respectively, as the effect would be anti-dilutive.

NOTE 3. VARIABLE-INTEREST ENTITIES

Shanghai JIDI

In order to comply with foreign ownership restrictions and to hold the necessary licenses required, through June 2012 we had operated our Asian online game and service business in the People’s Republic of China (“PRC”) through our VIE, Shanghai JIDI. We had no ownership interest in Shanghai JIDI and relied on a series of contractual arrangements that were intended to give us effective control over Shanghai JIDI. Those contractual arrangements were duly executed and the share pledge agreements were registered with local government authority in compliance with PRC legal requirements. Therefore, we effectively controlled Shanghai JIDI, and were the primary beneficiary of Shanghai JIDI. Shanghai JIDI held an Internet Content Provider (“ICP”) license, an Internet cultural operation license and an Internet publishing license. In June 2012, our board of directors approved a plan to dispose of Shanghai JIDI. As a result, Shanghai JIDI’s operations have been accounted for as discontinued operations. (See Note 5, “Divestitures”, for additional information.) In May 2013, we were notified by the competent authority that Shanghai JIDI had completed the dissolution procedures and was duly deregistered.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

For the year ended December 31, 2012, and the period from January to May 2013, total revenues and net loss of Shanghai JIDI (which are included within discontinued operations) were as follows:

(in US$ thousands)	2012	2013
Total revenues	$100	$—

Net loss	$(888)	$—

NOTE 4. ACQUISITIONS

FingerRockz

On October 18, 2013, we subscribed in cash to 405 thousand new common shares of FingerRockz Co., Ltd. (“FingerRockz”), which represents a controlling financial interest of 51.6 percent of the ownership; thereupon we began consolidating FingerRockz. FingerRockz is a mobile game developer and publisher in Taiwan, and we acquired it purposely to enhance our research and development capabilities for mobile games. This primary factor among others, contributed to a purchase price in excess of the fair value of the net identifiable assets acquired and liabilities assumed, and intangible assets. In the acquisition, the most appealing asset to our Company was FingerRockz’s creative team. Because the assembled workforce was not an identifiable asset to be recognized separately from goodwill, the value attributed to it was subsumed into goodwill. The goodwill related to this acquisition is not expected to be deductible for tax purpose.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The following table summarizes the consideration paid for the acquisition and the amounts of estimated fair value of the assets acquired and liabilities assumed at the acquisition date.

(In US$ thousands)	Amount
Consideration and noncontrolling interest:
The consideration transferred	$510
The fair value of noncontrolling interest in FingerRockz	478

$988

Identifiable assets acquired and liabilities assumed:
Cash, receivables and other current assets	$585
Customer contracts	67
Payables and other current liabilities	(160)

Net	492
Goodwill	496

$988

The following unaudited pro forma results of operations for the years ended December 31, 2012 and 2013 are presented as if the acquisition had been consummated on January 20, 2012, the inception of FingerRockz:

	For the years ended December 31 (unaudited)
(in US$ thousands, except for loss per share)	2012	2013
Net revenues	$27,477	$15,040

Net loss attributable to GigaMedia shareholders	$(15,334)	$(34,845)

Basic and diluted loss per share	$(0.30)	$(0.69)

The above unaudited pro forma information does not reflect any incremental direct costs, including any restructuring charges to be recorded in connection with the acquisition, or any potential cost savings that may result from the consolidation of certain operations of our Company or FingerRockz. Accordingly, the unaudited pro forma financial information above not necessarily indicative the actual results that would have occurred had the acquisition of FingerRockz been combined during the periods presented, nor it necessarily indicative of future consolidated results of operations.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 5. DIVESTITURES

IAHGames

In July 2012, we entered into agreements to sell a 60 percent ownership in IAHGames, together with the sale of a 100 percent ownership in Spring Asia Limited (“Spring Asia”), which has a 30 percent interest in Game First International Corporation (“GFI”), to IAHGames’ management and Management Capital International Limited (“MCIL”), a British Virgin Islands company owned by IAHGames’ management. We retained a 20 percent ownership in IAHGames. Upon the closing of the agreements, we deconsolidated the results of IAHGames’ operations and began accounting for our remaining 20 percent interest under the equity method.

Our Company accounted for the deconsolidation of and the retained noncontrolling investment in IAHGames in August 2012 at fair value.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

In consideration for the sale of IAHGames and Spring Asia, we were to receive $3 million in cash. The consideration was to be collected in four equal installments, with the first due upon closing, the second due in October 2012, the third due in January 2013 and the fourth due in April 2013. The payments were collateralized by the shares of Spring Asia and were only released from the escrow in proportion to the payment made upon each installment. The first installment of $750 thousand was received upon the closing on August 15, 2012. However, the buyer had defaulted on the remaining three installments. Considering the uncertainty as to the collectability of the remaining three installments, we had deferred the disposal gain of $211 thousand against the consideration installments receivable of $2,250 thousand as of December 31, 2012. The deferred gain was determined as follows:

(In US$ thousand)	Amount
The fair value of consideration received and receivable, net of any transaction costs, plus	$3,000
The fair value of the 20% retained noncontrolling investment in IAH at the date of deconsolidation	—

3,000

The carrying amount (credit balance) of IAHGames at the date of deconsolidation	(14,536)
Net receivables due to GigaMedia from IAHGames waived upon the closing of the sale	17,542
Other comprehensive income component of equity related to IAHGames at the date of the deconsolidation	(217)

2,789

Deferred gain on deconsolidation of IAHGames	$211

On April 17, 2013, we entered into a settlement agreement with IAHGames, IAHGames’ management, and MCIL. Pursuant to the settlement agreement, either IAHGames or IAHGames’ management was to pay us $2,258 thousand, which included interest, to fulfill IAHGames’ obligation under the aforementioned sale of ownership in Spring Asia. In addition, MCIL was to purchase all of our remaining shares in IAHGames for a consideration of $1,000 thousand. The payments were received in May 2013. Upon the receipt of these payments, the above deferred gain and disposal gain for the remaining shares which totaled approximately $1.2 million, was recognized as non-operating income.

JIDI Network Technology (Shanghai) Co., Ltd. (“JIDI”)

In June 2012, our board of directors approved a plan to liquidate and dissolve JIDI, a wholly-owned subsidiary, and Shanghai JIDI, a VIE controlled through a series of contractual arrangements.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Results for JIDI and Shanghai JIDI operations are reported as discontinued operations for all periods presented. The carrying amounts of the remaining assets and liabilities, if any, of JIDI and Shanghai JIDI were not significant to our consolidated financial statements as of December 31, 2013, and we recognized a loss of $588 thousand in connection with the disposal of property, plant and equipment, which was included within discontinued operations in 2012. The process of liquidation and dissolution was completed by the end of 2013. Summarized financial information for discontinued operations of JIDI and Shanghai JIDI are as follows:

(in US$ thousands)	2012	2013
Revenue	$100	$—

Loss from discontinued operations before tax	$(2,521)	$(318)
Income tax expense	—	—

Loss from discontinued operations	$(2,521)	$(318)

Non-controlling Interest in Gaming software and service business

We held a non-controlling equity interest in a gaming software and service business through July 2012, when we entered into another agreement with BEG to sell our non-controlling ownership interest, along with a shareholder loan, for consideration of $1.7 million. Of this consideration, $985 thousand was paid to us in cash, while the remainder related to the extinguishment of a 2009 tax liability. The closing of the sale occurred in August 2012. The sale resulted in the recognition of a gain of approximately $2.5 million, net of transaction costs, which was recorded as non-operating income.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 6. GOODWILL

The following table summarizes the changes to our Company’s goodwill:

(In US$ thousands)	2012	2013
Balance at beginning of year	$28,437	$16,934
Acquisition—FingerRockz (Note 4)	—	496
Impairment charge—FunTown and FingerRockz (Note 9)	(12,489)	(17,054)
Translation adjustment	986	(376)

Balance at end of year	$16,934	$—

By the acquisition of FingerRockz in 2013, we obtained its mobile platform development experience which now constitutes an important complement to FunTown’s R&D capacity in mobile games. We reassigned its role and developed our estimates of future cash flows from mobile games accordingly. Therefore, for the purpose of testing goodwill for impairment, we determined FingerRockz to be an integral part of FunTown with respect to determining reporting unit, and goodwill arising from the acquisition of FingerRockz was reassigned to FunTown.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 7. INTANGIBLE ASSETS – NET

The following table summarizes our Company’s intangible assets, by major asset class:

	December 31, 2014
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
With finite-life intangible assets
Capitalized software development cost	$2,503	$2,300	$203
Customer relationships	5,757	5,757	—
Other	71	52	19

	$8,331	$8,109	$222

	December 31, 2013
(In US$ thousands)	Gross carrying amount	Accumulated amortization	Net
With finite-life intangible assets
Completed technology	$2,536	$2,536	$—
Capitalized software development cost	3,130	2,471	659
Customer relationships	6,112	5,433	679
Other	141	18	123

	$11,919	$10,458	$1,461

Intangible assets with finite lives are amortized over their estimated useful lives ranging from 0.5 to 9 years, with the overall weighted-average life of 5.5 years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

For the years ended December 31, 2012, 2013 and 2014, total amortization expense of intangible assets were $2.2 million, $1.9 million and $1.2 million, respectively, which includes amortization of capitalized software development costs of $1.1 million, $1.2 million and $494 thousand. As of December 31, 2014, based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the following years is as follows:

(In US$ thousands)	Amount
2015	$132
2016	66
2017	24

$222

NOTE 8. PREPAID LICENSING AND ROYALTY FEES

The following table summarizes changes to our Company’s prepaid licensing and royalty fees:

(in US$ thousands)	2012	2013	2014
Balance at beginning of year	$7,103	$8,644	$4,666
Addition	5,848	14	1,498
Amortization and usage	(3,671)	(706)	(264)
Exchange difference	218	(216)	(258)
Deconsolidation—IAHGames	(152)	—	—
Impairment charges (Note 9)	(702)	(3,070)	(1,259)

Balance at end of year	$8,644	$4,666	$4,383

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 9. FAIR VALUE MEASUREMENTS

The following table presents the carrying amounts and estimated fair values of our Company’s financial instruments at December 31, 2013 and 2014.

(in US$ thousands)	2013		2014
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	$58,801	$58,801	$50,640	$50,640
Marketable securities—current	21,460	21,460	29,340	29,340
Accounts receivable	2,027	2,027	1,298	1,298
Restricted cash	—	—	8,991	8,991
Marketable debt securities—noncurrent	6,048	6,048	4,744	4,744
Refundable deposits	306	306	302	302
Financial liabilities
Short-term borrowings	4,361	4,361	18,641	18,641
Accounts payable	1,178	1,178	771	771
Accrued compensation	380	380	796	796
Accrued expenses	2,617	2,617	3,465	3,465

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2013 and 2014 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an arm’s length transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. In situations where there is little market activity for the asset or liability at the measurement date, the fair value measurement reflects our Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by us based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•	Cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued compensation and expenses, and short-term borrowings: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

•	Marketable securities: Open-end fund, debt and equity securities are measured using quoted market prices at the reporting date multiplied by the quantity held. Redeemable preferred shares are measured using valuation techniques.

•	Refundable deposits: Measurement of refundable deposits with no fixed maturities is based on carrying amounts.

Significant Unobservable Inputs

The table below presents the ranges of significant unobservable inputs used to value our Company’s level 3 financial instruments. These ranges represent the significant unobservable inputs that were used in the valuation of each type of financial instrument. These inputs are not representative of the inputs that could have been used in the valuation of any one financial instrument. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of our level 3 financial instruments.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Level 3 Financial Instruments	Significant Unobservable Inputs by Valuation Technique	Range of Significant Unobservable Inputs as of December 2014
Debt securities - Preferred shares with redemption rights	• Price/Sales per share ratio for selective comparable companies • Discount for lack of marketability	• 2.0 times ~ 14.0 times • 25%

Level 3 Financial Instruments	Significant Unobservable Inputs by Valuation Technique	Range of Significant Unobservable Inputs as of December 2013
Debt securities - Preferred shares with redemption rights	• Price/Sales per share ratio for selective comparable companies • Discount for lack of marketability	• 2.5 times ~ 5.9 times • 25%

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

Our Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Assets and liabilities measured at fair value on a recurring basis are summarized as below:

(in US$ thousands)	Fair Value Measurement Using			Year Ended
	Level 1	Level 2	Level 3	December 31, 2014
Assets
Cash equivalents—time deposits	$—	$12,112	$—	$12,112
Restricted cash—time deposits	—	8,991	—	8,991
Marketable securities—current
Open-end fund	318	—	—	318
Equity securities	29,022	—	—	29,022
Marketable securities—noncurrent
Debt securities	—	—	4,744	4,744

	$29,340	$21,103	$4,744	$55,187

(in US$ thousands)	Fair Value Measurement Using			Year Ended
	Level 1	Level 2	Level 3	December 31, 2013
Assets
Cash equivalents—time deposits	$—	$14,638	$—	$14,638
Marketable securities—current
Open-end fund	336	—	—	336
Equity securities	21,124	—	—	21,124
Marketable securities—noncurrent
Debt securities	—	2,109	3,939	6,048

	$21,460	$16,747	$3,939	$42,146

Our Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1 for the years ended December 31, 2013 and 2014.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Level 1 and 2 measurements:

Cash equivalents—time deposits and restricted cash—time deposits are convertible into a known amount of cash and are subject to an insignificant risk of change in value. Certain marketable securities are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. The fair values of the marketable equity securities that have publicly quoted trading prices are valued using those observable prices, unless adjustments are required to available observable inputs.

In 2012, 2013 and 2014, we recognized unrealized gains (losses) of ($24.0) million, $4.7 million and $101 thousand, respectively, on marketable securities valued using market observable inputs, which are included in other comprehensive income.

Level 3 measurements:

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2013 and 2014, a reconciliation of the beginning and ending balances are presented as follows:

(in US$ thousands)	Marketable Securities - Debt and Equity Securities
	2013	2014
Balance at beginning of year	$4,292	$3,939
Total gains or (losses) (realized/unrealized)
included in earnings	985	—
included in other comprehensive income	1,212	805
Sale	(2,550)	—

Balance at end of year	$3,939	$4,744

The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$—	$—

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Realized and unrealized gains (or losses) included in the consolidated financial statements for 2012, 2013 and 2014 for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are reported in the consolidated financial statements as follows:

(in US$ thousands)	Gain on sales of marketable securities	Impairment loss on marketable securities and investments
Total gains (losses) included in earnings
for 2012	$3,370	$(493)
for 2013	985	—
for 2014	—	—
Change in unrealized gains (losses) relating to assets still held at the reporting date
for 2012	$—	$(493)
for 2013	—	—
for 2014	—	—

The fair values of the marketable debt and equity securities are derived using a discounted cash flow method with unobservable inputs or adopting a market approach using observable inputs of guideline public companies that market participants would use in pricing the securities. The discounted cash flow method incorporates adjusted available market discount rate information and our Company’s estimates of liquidity risk, and other cash flow model related assumptions.

In 2012, 2013 and 2014, we recognized other-than-temporary impairments of $493 thousand, $0 and $0, respectively, related to marketable debt and equity securities, which is included in non-operating expenses within “impairment loss on marketable securities and investments” in the consolidated statements of operations.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The unrealized gain recognized in our consolidated statement of operations due to the difference between fair value of the equity investment at December 31, 2014 and its acquisition cost in June 2014 was $75 thousand.

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Assets and liabilities measured at fair value on a nonrecurring basis include measuring impairment when required for long-lived assets. For GigaMedia, long-lived assets measured at fair value on a nonrecurring basis include investments accounted for under the equity method and cost method, property, plant, and equipment, intangible assets, prepaid licensing and royalty fees, and goodwill.

Assets and liabilities measured at fair value on a nonrecurring basis that were determined to be impaired as of December 31, 2013 and 2014 are summarized as below:

(in US$ thousands)	Fair Value measurement Using			Year Ended December 31,	Total Impairment
Assets	Level 1	Level 2	Level 3	2014	Losses
(a) Property, plant and equipment—Information and communication equipment	$—	$—	$—	$—	$28
(c) Intangible assets—Capitalized software cost	—	—	—	—	115
(d) Prepaid licensing and royalty fees	—	—	3,033	3,033	1,259

Total	$—	$—	$3,033	$3,033	$1,402

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in US$ thousands)	Fair Value measurement Using			Year Ended December 31,	Total Impairment
Assets	Level 1	Level 2	Level 3	2013	Losses
(b) Goodwill—Resulting from acquisition of FunTown and FingerRockz	$—	$—	$—	$—	$17,054
(c) Intangible assets—Trade name and Capitalized software cost	—	—	—	—	13,251
(d) Prepaid licensing and royalty fees	—	—	—	—	2,752

Total	$—	$—	$—	$—	$33,057

(a)	Impairment losses on certain property, plant, and equipment which were determined to be impaired:

In 2014, we recognized an impairment loss of $28 thousand against our information and communication equipment. The impairment charges are included in operating expenses within “impairment losses on property, plant and equipment” in the consolidated statements of operations. The impairment charge for the equipment was related to servers used for certain product and service lines within our cloud product and service business for which the carrying amount was determined not to be recoverable from its related future undiscounted cash flows. This equipment was valued using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, and other cash flow model – related assumptions.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(b) Impairment losses on goodwill which was determined to be impaired:

The fair value of the Asian online game reporting unit was determined based on the present value of estimated future net cash flows discounted at the weighted average cost of capital. In 2013, due to a continued slowdown in demand for our causal online games and the loss of a key licensed game, we experienced significant decline in revenues and negative operating margin in Taiwan from our previous future cash flow expectations from this reporting unit. Further, in the Fall of 2013 we went through an internal restructuring of our operations and made a business decision to transition from PC-based games to browser/mobile games and social casino games. Also our market capitalization had also fallen below our net book value based on the quoted market price of our common stock for a sustained period of time. Based on these qualitative factors, we determined it was more likely than not the revised fair value of this reporting unit may be less than its carrying value, and the related recovery the remaining goodwill could be impaired. Using the same methodology as in the past to determine the estimated fair value of this reporting unit, we developed our expected future net cash flows based on historical data and internal developed estimates as part of our updated long-term strategic plan and included a terminal value of $0. Other significant estimates and assumptions used in developing the future net cash flows included an assumed average revenue decline of 28% and a weighted average cost of capital to discount these expected future cash flows of 13%. As a result, the carrying value of this reporting unit exceeded its fair value, and the implied fair value of the goodwill was determined to be $0. Consequently, a goodwill impairment charge of $17.0 million was recognized in 2013.

(c) Impairment losses on certain intangible assets which were determined to be impaired:

In 2013, the trade name arising from the acquisition of FunTown and certain capitalized software development costs were fully written down, resulting in impairment charges of $13.3 million, included in operating expenses within “impairment loss on intangible assets” in the consolidated statements of operations. The impairment charge for the trade name of FunTown is a result of our repositioning of it as described above, while the impairment charges for the capitalized software costs were the result of certain projects within our Asian online game and service business that we ceased further development on, and as a result, we recorded a full impairment of the carrying value of the assets related to these projects.

In 2014, certain capitalized and prepaid software development costs for our cloud product and service business were fully written down, resulting in impairment charges of $115 thousand, included in operating expenses within “impairment loss on intangible assets” in the consolidated statements of operations. The impairment charge is for certain product lines within our cloud product and service business that we decided to shift focus from, and as a result, we recorded a full impairment of the carrying value of the assets related to these items.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(d) Impairment losses on certain prepaid licensing and royalty fees which were determined to be impaired:

In 2013 and 2014, certain prepaid licensing and royalty fees were written down to $0 and $3.0 million, respectively, resulting in impairment charges of $2.8 million and $1.3 million, respectively. This impairment is included in operating expenses in the consolidated statements of operations. The impairment charges for the prepaid licensing and royalty fees related to certain licensed games within our Asian online game and service business that we stopped operating or for which the carrying amounts of the related assets were determined not to be recoverable from their expected future undiscounted cash flows. The licensing fee games and related royalties are re-valued on when impairment exists, using unobservable inputs such as discounted cash flows, incorporating adjusted available market discount rate information and our Company’s estimates for liquidity risk, along with other cash flow model related assumptions.

NOTE 10. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31
(in US$ thousands)	2013	2014
Cash and savings accounts	$44,163	$38,529
Time deposits	14,638	21,102

Total cash and cash equivalents	58,801	59,631
Less: Cash restricted as collateral and performance bond	—	(8,991)

Cash and cash equivalents reported on the consolidated statements of cash flows	$58,801	$50,640

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

As of December 31, 2014, cash amounting to $1.5 million has been deposited in an escrow account in a bank as a performance bond for our players’ game points, and certain time deposits amounting to $7.5 million have also been pledged as collateral for borrowings from financial institutions. These deposits are restricted and are included in restricted cash in the consolidated balance sheets.

We maintain cash and cash equivalents, as well as restricted cash, in bank accounts with major financial institutions with high credit ratings located in the following jurisdictions:

	December 31
(in US$ thousands)	2013	2014
Taiwan	$55,661	$49,829
China	—	6,055
Hong Kong	2,956	2,178
Singapore	—	1,418
Malaysia	133	—
Others	51	151

	$58,801	$59,631

NOTE 11. MARKETABLE SECURITIES – CURRENT

Marketable securities – current consist of the following:

	December 31
(in US$ thousands)	2013	2014
Equity securities	$21,124	$29,022
Open-end fund	336	318

	$21,460	$29,340

As of December 31, 2013 and 2014, the balances of unrealized gains for marketable securities – current were $17.9 million and $9.4 million, respectively. For 2014, unrealized gains of $75 thousand on certain marketable securities held at year-end were included in Non-operating income – Other. During 2012, 2013 and 2014, realized gains from the disposal of marketable securities – current amounted to $2.3 million, $754 thousand, and $8.8 million, respectively. The costs for calculating gains on disposal were based on each security’s average cost.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 12. ACCOUNTS RECEIVABLE – NET

Accounts receivable consist of the following:

	December 31
(in US$ thousands)	2013	2014
Accounts receivable	$2,082	$1,354
Less: Allowance for doubtful accounts	(55)	(56)

	$2,027	$1,298

The following is a summary of the changes in our Company’s allowance for doubtful accounts during the years ended December 31, 2012, 2013 and 2014:

(in US$ thousands)	2012	2013	2014
Balance at beginning of year	$2,594	$130	$55
Additions: Provision for bad debt expense	169	37	37
Less: Write-offs	(269)	(109)	(33)
Deconsolidation - IAHGames	(2,370)	—	—
Translation adjustment	6	(3)	(3)

Balance at end of year	$130	$55	$56

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 13. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31
(in US$ thousands)	2013	2014
Loans receivable – current	$3,394	$27
Less: Allowance for loans receivable – current	(3,394)	(27)
Deferred income tax assets – current, net (Note 25)	—	—
Other	293	325

	$293	$325

The following is a reconciliation of changes in our Company’s allowance for loans receivable—current during the years ended December 31, 2012, 2013 and 2014:

(in US$ thousands)	2012	2013	2014
Balance at beginning of year	$5,057	$3,437	$3,394
Less: Writes-offs	(1,620)	—	(3,359)
Less: Reversal for collection of bad debt	—	(54)	—
Translation adjustment	—	11	(8)

Balance at end of year	$3,437	$3,394	$27

NOTE 14. MARKETABLE DEBT SECURITIES – NONCURRENT

Marketable debt securities – noncurrent consist of the following:

	December 31
(in US$ thousands)	2013	2014
Available-for-sale securities
Debt securities	$6,048	$4,744

Our Company’s marketable securities – noncurrent are invested in convertible preferred shares and corporate bonds and are classified as available-for-sale securities.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The preferred shares are convertible into common shares on 1:1 basis, subject to certain adjustments, and shall be automatically converted upon certain conditions outlined in the agreements. The convertible preferred shares are all redeemable based upon certain agreed-upon conditions.

The embedded conversion options of the convertible preferred shares do not meet the definition of derivative instruments and therefore are not bifurcated from the preferred share investment.

We have also considered and determined whether our investments in preferred shares are in-substance common shares which should be accounted for under the equity method. Given that our convertible preferred shares have substantive redemption rights and thus do not meet the criteria of in-substance common shares, we have accounted for them as debt securities.

As of December 31, 2013 and 2014, the balances of unrealized gains for marketable securities – noncurrent were $1.2 million and $2.0 million, respectively. During 2012, 2013 and 2014, realized gains (losses) from the disposal of marketable securities – non-current amounted to $3.4 million, $985 thousand and ($171) thousand, respectively. Gains (losses) on disposal were based on the security’s average cost.

NOTE 15. EQUITY INVESTMENTS

Equity investments consist of the following:

	December 31
(in US$ thousands)	2013	2014
Investments accounted for under the equity method	$5,822	$5,781

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Our Company’s investments accounted for under the equity method primarily consist of the following: (a) from July 2012 to May 2013, a 20 percent equity interest investment in Infocomm Asia Holdings Pte Ltd. (“IAHGames”), an online game operator, publisher and distributor in Southeast Asia (See Note 5 “Divestitures”, for additional information); (b) an 18 percent equity interest investment in East Gate Media Contents & Technology Fund (“East Gate”), a Korean Fund Limited Partnership that invests in online game businesses and films; and (c) a 22.86 percent equity interest investment in Double2 Network Technology Co., Ltd. (“Double2”), a Taiwanese company that mainly engaged in development of causal gaming software.

In July 2012, we entered into agreements to sell a 60 percent ownership in IAHGames to IAHGames’ management and Management Capital International Limited (“MCIL”), a British Virgin Islands company owned by IAHGames’ management. As we only retained a 20 percent ownership in IAHGames, upon the closing of the agreements, we deconsolidated the results of IAHGames’ operations and began accounting for our remaining 20 percent interest under the equity method up to May 2013 when we sold the remaining interest in IAHGames to IAHGames’ management and MCIL. (See Note 5, “Divestitures” for additional information.)

Our Company has an 18 percent interest in East Gate, a Korean Limited Partnership. We account for this limited partnership investment under the equity method accounting since we have the ability to exercise significant influence over partnership operating and financial policies based on the terms of the partnership agreement.

NOTE 16. SHORT-TERM BORROWINGS

As of December 31, 2013 and 2014, short-term borrowings totaled $4.4 million and $18.6 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 1.50 percent to 1.60 percent for 2013 and from 1.35 percent to 1.95 percent for 2014. The maturity dates fell in late January 2014 as of December 31, 2013, and fell in January and July 2015 as of December 31, 2014. As of December 31, 2013 and 2014, the weighted-average interest rate on total short-term borrowings was 1.52 percent and 1.72 percent, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

As of December 31, 2013 and 2014, the total amount of unused lines of credit available for borrowing under these agreements was approximately $9.9 million and $1.1 million, respectively.

We pledged certain time deposits as collateral for borrowings from financial institutions. The pledged time deposits amounted to $0 and $7.5 million as of December 31, 2013 and 2014, respectively, and are included in restricted cash in the consolidated balance sheets.

NOTE 17. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31
(in US$ thousands)	2013	2014
Accrued outsourced development	$—	$838
Accrued professional fees	740	603
Accrued royalties	128	308
Accrued advertising expenses	421	613
Accrued incentive to distributors	137	71
Accrued director compensation and liability insurance	424	155
Other	767	877

	$2,617	$3,465

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 18. OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	December 31
(in US$ thousands)	2013	2014
Income taxes payable	$1,560	$1,542
Deferred tax liabilities (Note 25)	1,987	—
Other	315	176

	$3,862	$1,718

NOTE 19. PENSION BENEFITS

Our Company and our subsidiaries have defined benefit and defined contribution pension plans that cover substantially all of our employees.

Defined Benefit Pension Plan

We have a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C.) for our employees located in Taiwan, covering substantially all full-time employees for services provided prior to July 1, 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on July 1, 2005. Under the defined benefit pension plan, employees are entitled to a lump sum retirement benefit upon retirement equivalent to the aggregate of 2 months’ pensionable salary for each of the first 15 years of service and 1 month’s pensionable salary for each year of service thereafter subject to a maximum of 45 months’ pensionable salary. The pensionable salary is the monthly average salary or wage of the final six months prior to approved retirement.

We use a December 31 measurement date for our defined benefit pension plan. As of December 31, 2013 and 2014, the accumulated benefit obligation amounted to $360 thousand and $196 thousand, respectively, and the funded status of accrued pension liability (prepaid pension assets) amounted to $170 thousand and ($45) thousand, respectively. The fair value of plan assets amounted to $300 thousand and $303 thousand as of December 31, 2013 and 2014, respectively. The accumulated other comprehensive income amounted to $0 and $0 as of December 31, 2013 and 2014, respectively. The net periodic benefit cost (income) for 2012, 2013 and 2014 amounted to $30 thousand, ($77) thousand and ($199) thousand, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The following table sets forth the plan’s benefit obligations, fair value of plan assets, and funded status at December 31, 2013 and 2014:

	December 31
(in US$ thousands)	2013	2014
Benefit Obligation	$470	$258
Fair value of plan assets	300	303

	$170	$(45)

Amounts recognized in the balance sheet consist of:
Noncurrent liabilities (assets)	$170	$(45)
Accumulated other comprehensive income	—	—

Net amount recognized	$170	$(45)

Amounts recognized in accumulated comprehensive income consist of:
Unrecognized net gain	$—	$—

For the years ended December 31, 2013 and 2014, the net period pension cost consisted of the following:

	December 31
(in US$ thousands)	2013	2014
Service cost	$14	$15
Interest cost	10	9
Expected return on plan assets	(5)	(6)
Amortization of prior service cost	(50)	—
Amortization of net loss	1	—
Curtailment gain	(47)	(217)

	$(77)	$(199)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Weighted average assumptions used to determine benefit obligations for 2013 and 2014 were as follows:

	December 31
	2013	2014
Discount rate	2.00%	2.00%
Rate of compensation increase	1.50%	1.50%

Weighted average assumptions used to determine net periodic benefit cost for end of fiscal year were as follows:

	2013	2014
Discount rate	1.75%	2.00%
Rate of return on plan assets	1.75%	2.00%
Rate of compensation increase	1.50%	1.50%

Management determines the discount rate and rate of return on plan assets based on the yields of twenty year ROC central government bonds which is in line with the respective employees remaining service period and the historical rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

We have contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Bank of Taiwan. Our Company makes pension payments from our account in the Fund unless the Fund is insufficient, in which case we make payments from internal funds as payments become due. We seek to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

We expect to make a contribution of $14 thousand to the Fund in 2015. We expect to make benefit payments of $1 thousand from 2015 to 2019 and $1 thousand from 2020 to 2024.

Defined Contribution Pension Plans

We have provided defined contribution plans for employees located in Taiwan and Hong Kong. Contributions to the plans are expensed as incurred.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Taiwan

Pursuant to the new “Labor Pension Act” enacted on July 1, 2005, our Company has a defined contribution pension plan for our employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, we contribute no less than 6 percent of an employee’s monthly salary and wage and up to the maximum amount of NT$9 thousand (approximately $284), to each of the eligible employees’ individual pension accounts at the Bureau of Labor Insurance each month. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

Hong Kong

According to the relevant Hong Kong regulations, we provide a contribution plan for the eligible employees in Hong Kong. We must contribute at least 5 percent of the employees’ total salaries. For this purpose, the monthly relevant contribution to their individual contribution accounts is subject to a cap of HK$1.5 thousand (approximately $193). After the termination of employment, the benefits still belong to the employees in any circumstances.

The total amount of defined contribution pension expenses pursuant to our defined contribution plans for the years ended December 31, 2012, 2013, and 2014 were $585 thousand, $357 thousand, and $364 thousand, respectively.

NOTE 20. OTHER LIABILITIES – OTHER

Other liabilities consist of the following:

	December 31
(in US$ thousands)	2013	2014
Deferred tax liabilities (Note 25)	$—	$1,928
Other	11	10

	$11	$1,938

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 21. SUBSIDIARY PREFERRED SHARES

In connection with our acquisition of a controlling financial interest in IAHGames, that subsidiary had Class A preferred shares, which were owned by the noncontrolling shareholders. As August 15, 2012 when we deconsolidated IAHGames, these Class A preferred shares were valued at $1.3 million, and represented 8.9 percent of IAHGames’ accumulated voting interest. The holder of the Class A preferred shares was entitled to cumulative dividends at 10 percent per annum. The preferred shares were redeemable at the holder’s option at any time after the expiration of certain licensed games, and were convertible into ordinary shares at any time. Pursuant to agreements entered into in connection with our acquisition of IAHGames in July 2010, all Class A preferred shares were to be converted to ordinary shares of IAHGames at the acquisition date. The preferred shares were fully converted into ordinary shares by the closing date when we sold 60 percent of IAHGames. (See Note 5, “Divestitures”, for additional information.)

Since the Class A preferred shares were never currently redeemable and it was not probable that they would become redeemable as a result of our acquisition of IAHGames, the subsequent adjustment for accretion was not required. However, the cumulative dividends and the reversal of dividends upon the conversion described above for these Class A preferred shares of ($469) thousand for the period from January 1, 2012 to July 31, 2012 are included as a component of “net income (loss) attributable to the noncontrolling interest” in the consolidated statement of operations.

NOTE 22. EQUITY

In accordance with Singapore law, the holders of ordinary shares that do not have par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at the general meeting of our company. All shares rank equally with regard to our company’s residual assets. In addition, we are not required to have a number of authorized common shares to be issued.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2013 and 2014, the legal reserves of Hoshin GigaMedia Center Inc. (“Hoshin GigaMedia”) were $3.0 million for each period. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

NOTE 23. COMPREHENSIVE INCOME

The accumulated balances for each classification of other comprehensive income are as follows:

(in US$ thousands)	Foreign currency items	Unrealized gain on securities	Pension and post retirement benefit plans	Accumulated other comprehensive income (loss)
Balance at January 1, 2012	$(24,367)	$38,410	$308	$14,351
Net current period change	1,814	(18,339)	(323)	(16,848)
Reclassification adjustments for gains reclassified into income	—	(5,665)	—	(5,665)
Deconsolidation of subsidiaries	(217)	—	—	(217)

Balance at December 31, 2012	(22,770)	14,406	(15)	(8,379)
Net current period change	(801)	6,437	15	5,651
Reclassification adjustments for gains reclassified into income	864	(1,739)	—	(875)

Balance at December 31, 2013	(22,707)	19,104	—	(3,603)
Net current period change	(176)	906	—	730
Reclassification adjustments for gains reclassified into income	7	(8,621)	—	(8,614)

Balance at December 31, 2014	$(22,876)	$11,389	$—	$(11,487)

There were no significant tax effects allocated to each component of other comprehensive income for the years ended December 31, 2012, 2013 and 2014.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

NOTE 24. SHARE-BASED COMPENSATION

The following table summarizes the total stock-based compensation expense recognized in our consolidated statements of operations:

(in US$ thousands)	2012	2013	2014
Cost of online game and service revenues	$—	$—	$—
Product development & engineering expenses	—	—	—
Selling and marketing expenses	20	—	—
General and administrative expenses	159	219	21

Pre-tax stock-based compensation expense	179	219	21
Income tax (benefit) expense	(41)	27	(17)

Total stock-based compensation expense reported in continuing operations	$138	$246	$4

Total stock-based compensation expense reported in discontinued operations, net of tax	$—	$—	$—

There were no significant capitalized stock-based compensation costs at December 31, 2013 and 2014. There was no recognized stock-based compensation tax benefit for the years ended December 31, 2013 and 2014, as our Company recognized a full valuation allowance on net deferred tax assets as of December 31, 2013 and 2014.

(a) Overview of Stock-Based Compensation Plans

2002 Employee Share Option Plan

At the June 2002 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to three million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2002 Plan is 10 years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to seven million common shares of our Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of our Company are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to two million common shares of our Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term for the options under the 2008 Plan is 10 years.

2008 Employee Share Purchase Plan

At the June 2008 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2008 Employee Share Purchase Plan (the “2008 ESPP”) under which up to two hundred thousand common shares of our Company were reserved for issuance. Any person who is regularly employed by our Company or our designated subsidiaries shall be eligible to participate in the 2008 ESPP. Pursuant to the 2008 ESPP, our Company would offer the shares to qualified employees on favorable terms. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2008 ESPP. The 2008 ESPP is administered by a committee designated by the board of directors. As of December 31, 2014, no shares have been subscribed by qualified employees under the 2008 ESPP.

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to one and a half million common shares of our Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the options under the 2009 Plan is 10 years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of December 31, 2014, no shares have been issued to employees under the 2009 ESPP.

2010 Equity Incentive Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Equity Incentive Plan (the “2010 Plan”) under which up to one million common shares of our Company have been reserved for issuance. The 2010 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2010 Plan. The maximum contractual term for the options under the 2010 Plan is 10 years.

2010 Employee Share Purchase Plan

At the June 2010 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2010 Employee Share Purchase Plan (the “2010 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2010 ESPP. The 2010 ESPP is administered by a committee designated by the board of directors. As of December 31, 2014, no shares have been issued to employees under the 2010 ESPP.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Summarized below are the general terms of our stock-based compensation plans, for which awards have been granted as of December 31, 2014.

Stock-Based compensation plan	Granted awards		Vesting schedule	Options’ exercise price	RSUs’ grant date fair value
2002 Plan	3,000,000		immediately upon granting	$0.79	—
2004 Plan	7,875,185	(1)	immediately upon granting to four years	$0.79~$2.55	—
2006 Plan	1,223,333	(2)	immediately upon granting to four years	$0.8101~$16.60	$2.91~$16.01
2007 Plan	3,355,217	(3)	immediately upon granting to four years	$1.20~$18.17	$2.47~$15.35
2008 Plan	1,000,000		immediately upon granting to six years	$2.47~$4.24	—
2009 Plan	2,500,000	(4)	immediately upon granting to four years	$0.955~$2.47	—
2010 Plan	2,200,000	(5)	three years	$0.8101~$1.14	—

(1)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 7 million common shares.
(2)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 1 million common shares.
(3)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 2 million common shares.
(4)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 1.5 million common shares.
(5)	The granted awards, net of forfeited or canceled shares, were within reserved shares of 1 million common shares.

Options and Restricted Stock Units (“RSUs”) generally vest over the schedule described above. Certain RSUs provide for accelerated vesting if there is a change in control. All options and RSUs are expected to be settled by issuing new shares.

(b) Options

In 2012, 2013 and 2014, 0, 3,000 and 4,538,685 options were exercised, and cash received from the exercise of stock options was $0, $2 thousand and $3.6 million, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Our Company uses the Black-Scholes option-pricing model to estimate the fair value of stock options granted to employees. The following table summarizes the assumptions used in the model for options granted during 2013 and 2014:

	2013	2014
Option term (years)	5.8	5.9
Volatility	59.46%~61.84%	58.75%~59.27%
Weighted-average volatility	61%	59%
Risk-free interest rate	0.930%~1.610%	1.968%~2.065%
Dividend yield	0%	0%
Weighted-average fair value of option granted	$0.60	$0.68

Option term. The expected term of the options granted represents the period of time that they are expected to be outstanding. Our Company estimates the expected term of options granted based on historical experience with grants and option exercises.

Expected volatility rate. An analysis of historical volatility was used to develop the estimate of expected volatility.

Risk-free interest rate. The risk-free interest rate is based on yields of U.S. Treasury bonds for the expected term of the options.

Expected dividend yield. The dividend yield is based on our Company’s current dividend yield.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Option transactions during the last three years are summarized as follows:

	2012		2013		2014
	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted Avg. Exercise Price	No. of Shares (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Balance at January 31	$2.13	9,493	$1.97	9,210	$1.95	9,223
Options granted	0.96	2,070	1.09	620	1.23	328
Options exercised	—	—	0.79	(3)	0.79	(4,539)
Options Forfeited / canceled / expired	1.74	(2,353)	1.28	(604)	1.13	(1,882)

Balance at December 31	$1.97	9,210	$1.95	9,223	$4.06	3,130	5.21	$1,998

Exercisable at December 31	$2.15	7,584	$2.13	7,770	$4.67	2,595	4.53	$1,339

Vested and expected to vest at December 31	$1.97	9,210	$1.95	9,223	$4.06	3,130	5.21	$1,998

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between GigaMedia’s closing stock price on the last trading day of 2014 and the fair value of the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had they exercised their options on December 31, 2014. This amount changes based on the fair market value of GigaMedia’s stock. The total intrinsic value of options exercised for the years ended December 31, 2012, 2013, and 2014 were $0, $1 thousand, and $1,855 thousand, respectively.

As of December 31, 2014, there was approximately $121 thousand of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 1.29 years.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The following table sets forth information about stock options outstanding at December 31, 2014:

Options outstanding			Option currently exercisable
Exercise price	No. of Shares (in thousands)	Weighted average remaining contractual life	Exercise price	No. of Shares (in thousands)
Under $1	520	7.88 years	Under $1	264
$1~$10	1,994	5.31 years	$1~$10	1,715
$10~$20	616	2.65 years	$10~$20	616

	3,130			2,595

(c) RSUs

The fair value of RSUs is determined and fixed on the grant date based on our stock price. No RSUs were granted during the years ended December 31, 2012, 2013 and 2014.

As of December 31 2013 and 2014, there was no unrecognized compensation cost related to nonvested RSUs. Our Company received no cash from employees as a result of employee stock award vesting and the forfeiture of RSUs during 2012, 2013 and 2014.

NOTE 25. INCOME TAXES

Income (loss) from continuing operations before income taxes by geographic location is as follows:

(in US$ thousands )	2012	2013	2014
Taiwan operations	$(14,871)	$(33,077)	$(13,158)
Non-Taiwan operations	1,946	(1,605)	8,095

	$(12,925)	$(34,682)	$(5,063)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The components of income tax expense (benefit) from continuing operations by taxing jurisdiction are as follows:

(in US$ thousands )	2012	2013	2014
Taiwan:
Current	$410	$(131)	$(74)
Deferred	46	379	—

	$456	$248	$(74)

Non-Taiwan:
Current	$215	$(187)	$1
Deferred	—	—	—

	$215	$(187)	$1

Total current income tax expense (benefit)	$625	$(318)	$(73)

Total deferred income tax expense (benefit)	$46	$379	$—

Total income tax expense (benefit)	$671	$61	$(73)

Our ultimate parent company is based in Singapore.

A reconciliation of our effective tax rate related to continuing operations to the statutory tax rate in Taiwan, where our major operations are based, is as follows:

	2012	2013	2014
Taiwan statutory rate, including taxes on income and retained earnings	23.85%	23.85%	23.85%
Foreign tax differential	(0.17%)	(3.71%)	42.23%
Non-deductible items - impairment charges on goodwill	(16.43%)	(11.73%)	0.00%
Non-deductible items - bad debts	0.00%	0.00%	(5.16%)
Changes in unrecognized tax benefits	0.00%	(4.12%)	(3.15%)
Tax-exempted income in foreign jurisdictions	0.00%	3.12%	0.00%
Adjustment for prior year payable	0.00%	0.54%	1.81%
Change in valuation allowance	(4.00%)	(8.83%)	(52.97%)
Tax effect of earnings for equity method investees and certain subsidiaries	(4.38%)	0.00%	0.00%
Other	(4.06%)	0.70%	(5.16%)

Effective rate	(5.19%)	(0.18%)	1.45%

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The expense (benefit) for income taxes attributable to discontinued operations was $0 for each of the years ended December 31, 2012, 2013 and 2014, respectively.

Significant components of our deferred tax assets consist of the following:

(in US$ thousands)	December 31
	2013	2014
Net operating loss carryforwards	$3,610	$5,895
Share-based compensation	267	242
Intangible assets and goodwill	738	509
Property, plant and equipment	86	6
Prepaid licensing and royalty fees	1	369
Other	108	126

	4,810	7,147
Less: valuation allowance	(4,754)	(7,147)

Deferred tax assets—net	$56	$—

As of December 31, 2013 and 2014, $0 and $0, respectively, of the net deferred tax assets were reported as current and included in other current assets on the balance sheet.

Significant components of our deferred tax liabilities consist of the following:

(in US$ thousands)	December 31
	2013	2014
Investment in affiliated companies, principally due to undistributed income	$1,987	$1,928
Capitalized software development costs	56	—

Deferred tax liabilities	$2,043	$1,928

As of December 31, 2013 and 2014, $0 and $1.9 million, respectively, of deferred tax liabilities were reported as non-current deferred tax liabilities and included in other liabilities.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

A reconciliation of the beginning and ending amounts of our valuation allowance on deferred tax assets for the years ended December 31, 2012, 2013 and 2014 are as follows:

(in US$ thousands)	2012	2013	2014
Balance at beginning of year	$25,256	$18,333	$4,754
Subsequent utilization of valuation allowance	(4)	(7)	—
Additions to valuation allowance	214	3,063	2,682
Divestitures	(7,026)	(16,616)	—
Exchange differences	(107)	(19)	(289)

Balance at end of year	$18,333	$4,754	$7,147

Under ROC Income Tax Acts, the tax loss carryforward in the preceding ten years would be deducted from income tax for Taiwan operations. The Statutory losses would be deducted from undistributed earnings tax and were not subject to expiration from Taiwan operations. As of December 31, 2014, we have net operating loss carryforward of our Taiwan operations for undistributed earnings tax purpose of $21.1 million which are available to reduce future undistributed earnings, if any, over an indefinite period.

As of December 31, 2014, we had net operating loss carryforwards available to offset future income, amounting to $28.0 million. Below is the breakdown of the expiration of the net operating loss carryforwards in major jurisdictions:

Jurisdiction	Amount	Expiring year
Hong Kong	10,551	indefinite
Taiwan	17,417	2020~2024

	27,968

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits (excluding the effects of accrued interest) for the years 2012, 2013 and 2014 are as follows:

(in US$ thousands)	2012	2013	2014
Balance at beginning of year	$4,714	$4,202	$8,798
Current year increase (decrease)	—	4,173	—
Increase (decrease) related to prior year tax positions	573	375	—
Deconsolidation of IAHGames	(1,072)	—	—
Exchange differences	(13)	48	(511)

Balance at end of year	$4,202	$8,798	$8,287

As of December 31, 2012, 2013 and 2014, there were $4.2 million, $8.8 million and $8.3 million of unrecognized tax benefits that if recognized would affect the effective tax rate. As of December 31, 2012, 2013 and 2014, $2.8 million, $6.7 million and $6.4 million of the total unrecognized tax benefit were presented as a reduction of a deferred tax asset that, if recognized, would be offset by a valuation allowance.

There were no interest and penalties related to income tax liabilities recognized for the years ended December 31, 2012, 2013 and 2014.

Our major tax paying components are all located in Taiwan. As of December 31, 2014, the income tax filings in Taiwan have been examined for the years through 2012, but we have filed appeals for the 2008, 2009, 2011 and 2012 tax filings.

In 2012, 2013 and 2014, our unrecognized tax benefits were related to amortization of goodwill and intangible assets resulting from the acquisition of FunTown in 2006. The income tax authority has made decisions on the amortization for our tax filings through 2012. We have filed appeals against the unfavorable parts of the decision regarding these amortization adjustments, pending further response from the tax authority.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The amount of unrecognized tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. Taiwanese entities are customarily examined by the tax authorities and it is reasonably possible that a future examination may result in positive or negative adjustment to our unrecognized tax benefit within the next 12 months; however management does not expect that the total amount of unrecognized tax benefit will change significantly within the next 12 months of December 31, 2014.

NOTE 26. RELATED-PARTY TRANSACTIONS

During 2014, we have outsourced certain development of software to Double2 Network Technology Co., Ltd., an equity-method investee. The operating costs amounted to $113 thousand for the year ended December 31, 2014.

NOTE 27. COMMITMENTS AND CONTINGENCIES

Commitments

(a) Operating Leases

We rent certain properties which are used as office premises under lease agreements that expire at various dates through 2017. The following table sets forth our future aggregate minimum lease payments required under these operating leases, as of December 31, 2014:

(in US$ thousands)	Amount
2015	910
2016	235
2017	4

$1,149

Rental expense for operating leases amounted to $1.8 million, $1.0 million and $1.0 million for the years ended December 31, 2012, 2013 and 2014, respectively.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(b) License Agreements

We have contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed license fees and minimum guarantees against future royalties set forth in our significant license agreements as of December 31, 2014.

(in US$ thousands)	License fees	Minimum guarantees against future royalties	Total
Minimum required payments:
In 2015	$1,129	$1,300	$2,429
After 2015	5,000	1,500	6,500

	$6,129	$2,800	$8,929

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.

Contingencies

We are subject to legal proceedings and claims that arise in the normal course of business. Currently there are no outstanding claims or litigations against us.

NOTE 28. SEGMENT, PRODUCT, GEOGRAPHIC AND OTHER INFORMATION

We currently have two operating segments: an Asian online game and service business segment, and a cloud service business segment (began in 2013). The Asian online game and service business segment mainly derives its revenues from recognizing the usage of game playing time or in-game items by the end-users. The cloud service business segment mainly derives its revenues from providing cloud products and services to medium-to-larger enterprises as well as public sectors.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Financial information for each operating segment was as follows for the years ended December 31, 2012, 2013, and 2014:

Asian online
(in US$ thousands)	game and service
2012:
Net revenue from external customers	$27,470

Loss from operations	$(12,271)

Share-based compensation	$199

Impairment loss on intangible assets	$15

Impairment loss on prepaid licensing and royalty fees	$702

Impairment loss on goodwill	$12,489

Contract termination costs	$49

Interest income	$9

Interest expense	$44

Gain on sales of marketable securities	$5,665

Foreign exchange gain	$55

Gain on equity method investments—net	$234

Impairment loss on marketable securities and investments	$1,193

Depreciation	$1,059

Amortization, including intangible assets	$2,181

Income tax expense	$710

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in US$ thousands)	Asian online game and service	Cloud service business	Total
2013:
Net revenue from external customers	$14,106	$926	$15,032

Loss from operations	$(33,677)	$(1,218)	$(34,895)

Share-based compensation	$(225)	$69	$(156)

Impairment loss on intangible assets	$13,251	$—	$13,251

Impairment loss on prepaid licensing and royalty fees	$2,752	$—	$2,752

Impairment loss on goodwill	$17,054	$—	$17,054

Interest income	$9	$—	$9

Interest expense	$8	$—	$8

Gain on sales of marketable securities	$1,739	$—	$1,739

Foreign exchange gain	$236	$—	$236

Gain on equity method investments - net	$526	$—	$526

Depreciation	$336	$8	$344

Amortization, including intangible assets	$1,862	$42	$1,904

Income tax expense	$150	$78	$228

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in US$ thousands)	Asian online game and service	Cloud service business	Total
2014:
Net revenue from external customers	$8,199	$1,580	$9,779

Loss from operations	$(8,639)	$(1,510)	$(10,149)

Share-based compensation	$93	$7	$100

Impairment loss on property, plant and equipment	$—	$28	$28

Impairment loss on intangible assets	$—	$115	$115

Impairment loss on prepaid licensing and royalty fees	$1,259	$—	$1,259

Interest income	$31	$—	$31

Interest expense	$243	$—	$243

Gain on sales of marketable securities - net	$8,792	$—	$8,792

Foreign exchange gain (loss)	$(306)	$—	$(306)

Gain (loss) on equity method investments - net	$(531)	$—	$(531)

Depreciation	$239	$28	$267

Amortization, including intangible assets	$1,124	$71	$1,195

Income tax expense (benefits)	$(92)	$—	$(92)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

(in US$ thousands)	2012	2013	2014
Income (loss) from operations:
Total segments	$(12,271)	$(34,895)	$(10,149)
Other**	7	—	—
Adjustment*	(8,310)	(3,592)	(3,324)

Total GigaMedia consolidated	$(20,574)	$(38,487)	$(13,473)

Share-based compensation
Total segments	$199	$(156)	$100
Adjustment*	(20)	375	(79)

Total GigaMedia consolidated	$179	$219	$21

Impairment loss on property, plant and equipment:
Total segments	$—	$—	$28
Adjustment*	—	—	—

Total GigaMedia consolidated	$—	$—	$28

Impairment loss on intangible assets:
Total segments	$15	$13,251	$115
Adjustment*	—	—	—

Total GigaMedia consolidated	$15	$13,251	$115

Impairment loss on prepaid licensing and royalty fees:
Total segments	$702	$2,752	$1,259
Adjustment*	—	—	—

Total GigaMedia consolidated	$702	$2,752	$1,259

Interest income:
Total segments	$9	$9	$31
Adjustment*	274	229	651

Total GigaMedia consolidated	$283	$238	$682

Interest expense:
Total segments	$44	$8	$243
Adjustment*	203	41	—

Total GigaMedia consolidated	$247	$49	$243

Gain (loss) on sales of marketable securities - net:
Total segments	$5,665	$1,739	$8,792
Adjustments*	—	—	(171)

Total GigaMedia consolidated	$5,665	$1,739	$8,621

Foreign exchange gain (loss):
Total segments	$55	$236	$(306)
Adjustments*	379	(191)	(250)

Total GigaMedia consolidated	$434	$45	$(556)

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(in US$ thousands)	2012	2013	2014
Gain (loss) on equity method investments—net:
Total segments	$234	$526	$(531)
Other**	—	—	—
Adjustment*	—	—	—

Total GigaMedia consolidated	$234	$526	$(531)

Impairment loss on marketable securities and investments:
Total segments	$1,193	$—	$—
Adjustment*	—	—	—

Total GigaMedia consolidated	$1,193	$—	$—

Depreciation:
Total segments	$1,059	$344	$267
Adjustments*	165	64	39

Total GigaMedia consolidated	$1,224	$408	$306

Amortization:
Total segments	$2,181	$1,904	$1,195
Adjustments*	23	3	16

Total GigaMedia consolidated	$2,204	$1,907	$1,211

Income tax expense (benefit):
Total segments	$710	$228	$(92)
Other**	37	—	—
Adjustments*	(76)	(167)	19

Total GigaMedia consolidated	$671	$61	$(73)

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment. As of December 31, 2012, 2013 and 2014, the compensation related was approximately $4.2 million, $2.1 million and $1.7 million, respectively; accrued professional fees was approximately $911 thousand, $125 thousand and $174 thousand, respectively.
**	Other items relate to the results of operations arising from our non-controlling interest in the online gaming software and service business before we disposed of it in July 2012.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Major Product Lines

Revenues from the Company’s major product lines are summarized as follow:

(in US$ thousands)	2012	2013	2014
MahJong and casino casual games	$13,120	$7,065	$4,301
MMOs*	8,550	6,968	1,908
RPGs**	—	—	1,914
Cloud computing services	—	926	1,580
Others	5,800	73	76

	$27,470	$15,032	$9,779

*	MMOs: Massively multiplayer online games
**	RPGs: Role playing games

Major Customers

No single customer represented 10 percent or more of GigaMedia’s consolidated total net revenues in any period presented.

GIGAMEDIA LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

Geographic Information

Revenues by geographic area are attributed by country of the server location. Revenue from by geographic region is as follows:

(in US$ thousands) Geographic region / country	2012	2013	2014
Taiwan	$18,744	$11,793	$7,413
Hong Kong	4,703	3,239	2,366
Singapore	2,004	—	—
Malaysia	1,550	—	—
Thailand	204	—	—
Others	265	—	—

	$27,470	$15,032	$9,779

Net tangible long-lived assets by geographic region are as follows:

(in US$ thousands) Geographic region / country	December 31,
	2012	2013	2014
Taiwan	$1,932	$1,657	$1,641
Hong Kong	17	20	22

	$1,949	$1,677	$1,663

NOTE 29. SUBSEQUENT EVENT

We completed the disposal of an equity securities investment during the period between April 13, 2015 and April 15, 2015 in the Taiwan open market through block sales. The total selling price of this investment was slightly higher than its 2014 acquisition cost. Upon settlement, we received approximately US$18 million in cash.